SCIVANTA MEDICAL CORPORATION
215 Morris Avenue
Spring Lake, New Jersey  07762

June 5, 2009

Securities and Exchange Commission
Washington, D.C.  20549

Mail Stop 3030

Re:	Scivanta Medical Corporation
Form 10-KSB for the fiscal year ended October 31, 2008
File No. 0-27119

Dear Sir/Madam:

On Friday, June 5, 2009, Scivanta Medical Corporation (the “Company”) filed with the Commission Amendment No. 1 to its Form 10-KSB for the fiscal year ended October 31, 2008 and, in connection therewith, submitted to the Commission a memorandum containing responses to the Commission’s comments on the Company’s Form 10-KSB for the fiscal year ended October 31, 2008, as set forth in its letter to the Company dated May 7, 2009.  In connection with the aforementioned filing and submission, the Company acknowledges the following:

1.    The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-KSB for the fiscal year ended October 31, 2008, as amended by Amendment No. 1 thereto;

2.    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if we can be of any further assistance to you in your review of the Company’s Form 10-KSB for the fiscal year ended October 31, 2008, as amended by Amendment No. 1 thereto.

Very truly yours,

/s/ Thomas S. Gifford
Thomas S. Gifford
Executive Vice President,
  Chief Financial Officer and Secretary